FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2005

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: August 4, 2005

Computershare Trust Company of Canada

510 Burrard Street, 3rd  floor

Vancouver, BC V6C 3B9

Tel: 604.661.9400

Fax: 604.661.9401

July 27, 2005

Dear Sirs:        All applicable Exchanges and Commissions

Subject:           CREAM MINERALS LTD

We advise the following with respect to the upcoming Meeting of Shareholders for the subject

Corporation:

1.    Meeting Type                                                                            : Annual General and Special Meeting

2.    CUSIP/Class of Security entitled to receive notification         : 225263508/CA2252635081/COMMON

3.    CUSIP/Class of Security entitled to vote                                 : 225263508/CA2252635081/COMMON

4.    Record Date for Notice                                                             : 15/08/2005

5.    Record date for Voting                                                             : 15/08/2005

6.    Beneficial Ownership determination date                                : 15/08/2005

7.    Meeting Date                                                                            : 15/09/2005

8.   Meeting Location                                                                      : Vancouver

Yours Truly

"Stacey McGlynn"

Assistant Account Manager

Stock transfer Department

Tel: 604.661.9400 Ext 4204

Fax: 604.661.9401

CREAM MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005 and 2004

AUDITORS’ REPORT

To the Shareholders of Cream Minerals Ltd.

We have audited the consolidated balance sheets of Cream Minerals Ltd. as at March 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the three years ended March 31, 2005, 2004 and 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2005 and 2004 and the results of its operations and deficit and its cash flows for each of the three years ended March 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

On July 12, 2005, we reported separately to the shareholders of Cream Minerals Ltd. on the consolidated financial statements for the same periods, audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

“Morgan & Company”

Chartered Accountants

Vancouver, Canada

July 12, 2005

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

As at March 31, 2005 and 2004

	March 31,	March 31,
	2005	2004

Assets

Current assets
Cash and cash equivalents	$ 93,084	$ 1,180,052
Taxes recoverable	7,975	68,719
Due from related parties (Note 8)	162,025	--
Accounts receivable and prepaid expenses	9,839	20,569
	272,923	1,269,340

Mineral property interests (Noted 3 and 12)	705,730	1,389,607
Equipment (Note 4)	58,930	10,500
Investments (Note 5)	56,705	68,895
Reclamation and other deposits (Note 6)	32,883	16,503

	$ 1,127,171	$ 2,754,845

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 24,942	$ 25,977
Accounts payable, related parties (Note 8)	113,608	190,103
	138,550	216,080
Shareholders’ equity
Share capital (Note 7)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 29,690,659 (2004 – 28,049,991) common shares	17,010,613	16,516,678
Share subscriptions (Note 14)	429,217	--
Contributed surplus	589,343	247,636
Deficit	(17,040,552)	(14,225,549)
	988,621	2,538,765
	$ 1,127,171	$ 2,754,845

Going concern and nature of operations (Note 1)

Subsequent events (Notes 1 and 14)

See accompanying notes to consolidated financial statements.

Approved by the Directors

/s/Frank A. Lang

/s/Robin Merrifield

Frank A. Lang

Robin Merrifield

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Operations and Deficit

	For the years ended March 31,
	2005	2004	2003

Expenses
Amortization	$ 8,536	$ --	$ --
Foreign exchange losses	13,958	10,949	9,750
Legal, accounting and audit	58,787	41,717	18,871
Management fees	30,000	30,000	7,500
Office and administration	90,536	40,086	34,942
Property investigation costs	25,193	1,042	11,522
Salaries and benefits	64,855	33,056	30,705
Shareholder communications	114,625	85,342	29,639
Stock-based compensation	288,601	216,328	5,939
Travel and conferences	25,673	21,199	532
Write-down of investments	12,191	--	--
Write-down of mineral property interests	1,995,978	12,573	1,107,374
Write-down of value added taxes recoverable	91,411	--	--
Interest	(5,341)	(1,423)	(337)

Loss for the year	(2,815,003)	(490,869)	(1,256,437)

Deficit, beginning of year	(14,225,549)	(13,734,680)	(12,478,243)

Deficit, end of year	$ (17,040,552)	$ (14,225,549)	$ (13,734,680)

Loss per common share	$ (0.10)	$ (0.02)	$ (0.07)

Weighted average number of common shares outstanding – basic and fully diluted	28,765,766	23,188,307	19,249,054

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

	For the years ended March 31,
	2005	2004	2003
Cash provided by (used for)

Operations
Loss for the year	$ (2,815,003)	$ (490,869)	$ (1,256,437)
Items not affecting working capital
Amortization	8,536	--	--
Stock-based compensation	288,601	216,328	5,939
Write-down of mineral property interests	1,995,978	12,573	1,107,374
Write-down of investments	12,191	--	--

Changes in non-cash working capital
Taxes recoverable	60,744	(57,639)	(1,374)
Due to/from related parties	(76,495)	29,219	184,927
Accounts receivable and prepaid expenses	10,730	(16,069)	(2,609)
Accounts payable and accrued liabilities	(1,035)	15,819	(1,219)
	(515,753)	(290,638)	36,601
Investing activities
Mineral property interests
Acquisition costs	(67,814)	(67,895)	(15,890)
Exploration and development costs	(982,996)	(684,844)	(252,516)
Advances to related party	(162,025)	--	--
Reclamation and other deposits	(16,381)	--	1,357
Equipment	(56,966)	(10,500)	--
Investments	--	--	(17,500)
	(1,286,182)	(763,239)	(284,549)
Financing activities
Share subscriptions received (Note 14)	429,217	--	--
Issuance of shares for cash	285,750	2,225,208	235,043
	714,967	2,225,208	235,043

Cash and cash equivalents
Increase (decrease) during the year	(1,086,968)	1,171,331	(12,905)
Balance, beginning of year	1,180,052	8,721	21,626

Balance, end of year	$ 93,084	$ 1,180,052	$ 8,721

Supplementary information
Stock-based compensation in mineral property interests	$ 61,208	$ 32,285	$ 6,916
Contributed surplus recognized on option exercise	$ 8,102	$ 13,832	$ --
Issuance of shares for mineral property interests	$ 200,083	$ 89,500	$ 15,000
Issuance of shares for settlement of debt	$ --	$ 331,388	$ --
Issuance of shares for corporate finance and agent’s fee	$ --	$ 81,425	$ --

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

1.

Going concern and nature of operations:

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporation Act of British Columbia, and its principal business activity is the exploration of mineral properties.

These consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company had a loss of $2,815,003 for the year ended March 31, 2005, and working capital as at March 31, 2005, is $134,373 with an accumulated deficit of $17,040,552.

The Company has capitalized $705,730 (2004 – $1,389,607) in acquisition and related costs on its Canadian mineral properties and the Casierra properties located in Sierra Leone.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.  In addition, the Company must make cash payments of $31,666 and issue 116,667 common shares in fiscal 2006 to maintain the other mineral property interests held at March 31, 2005.  Subsequent to March 31, 2005, cash payments of $Nil have been made and 116,667 common shares have been issued.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to continue as a going concern.  Although the Company has been successful securing financing to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.  Such adjustments could be material.

2.

Significant accounting policies:

(a)

Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Cream Minerals de Mexico, S.A. de C.V.  All material intercompany balances and transactions have been eliminated.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

2.

Significant accounting policies (continued):

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, investments, reclamation obligations, rates of amortization and the valuation of stock-based compensation.  Actual results could differ from those estimated.

(c)

Cash and cash equivalents

Cash and cash equivalents include cash and those short-term money market instruments that are readily convertible to cash with an original term of less than ninety days.

(d)

Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost and deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or is impaired.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment.  Measurement of an impairment loss is based on the fair value of the mineral properties.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property acquisition costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of explorations of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements.  The Company is not aware of any disputed claims of title.

Administrative costs and property investigation costs, where a property interest is not acquired, are expensed as incurred.

(e)

Investments

The Company accounts for its portfolio investments as long-term investments.  They are recorded at cost unless a permanent impairment in value has been determined, at which time they are written down to market value.  Investments in companies over which the Company exercises significant influence are recorded on an equity basis.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

2.

Significant accounting policies (continued):

(f)

Equipment

Amortization of equipment is recorded on a straight-line basis over the estimated economic lives ranging from three to five years.

(g)

Income taxes

Income taxes are calculated using the liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future tax assets are recognised to the extent that they are considered more likely than not to be realized.  Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(h)

Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises.  This liability is recognised at the fair value of the asset retirement obligation.  When the liability is initially recorded, the Company capitalises the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to it present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

(i)

Translation of foreign currencies

The Company’s operations in Mexico are considered to be integrated for the purposes of foreign currency translation.  Its monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related amortization at historical rates, and revenue and expense items at the exchange rates prevailing on transaction dates.  Foreign currency translation gains or losses are included in the consolidated statements of operations and deficit.

(j)

Stock-based compensation

The Company has a stock option plan which is described in Note 7.  Stock-based compensation is recorded using the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants in Section 3870.  CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant, the cost of which is recognized over the vesting period of the respective options and grants.

(k)

Loss per common share

Loss per common share has been calculated using the weighted average number of common shares outstanding for the year.  The Company follows the “treasury stock” method in the calculation of diluted earnings per share.  Since the Company has losses the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

3.

Mineral property interests:

	Acquisition Costs	Deferred Exploration	Total March 31, 2005	Total March 31, 2004
Kaslo Silver property (a)	$ 4,976	$ 52,005	$ 56,981	$ 2,093
Nuevo Milenio (b)	--	1	1	1,137,763
Goldsmith and other properties in British Columbia (d)	285,768	152,720	438,488	215,475
Stephens Lake property (e)	13,768	8,956	22,724	34,276
Casierra properties (f)	80,000	107,536	187,536	--
	$ 384,512	$ 321,218	$ 705,730	$ 1,389,607

Detailed accumulated costs in respect to the Company’s mineral property interests owned, leased or under option are disclosed in Note 12.

(a)

Kaslo Silver Property, Kaslo, British Columbia, Canada

In accordance with CICA Accounting Guideline 11, in the year ended March 31, 2003, the Company had written off deferred property costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property.  Preliminary work was restarted on this property in the year ended March 31, 2004, and property costs are again being deferred.

(i)

Bismark Claims

The Company holds a 100% interest in the property.  The property is subject to a net smelter returns (“NSR”) royalty of 1.5% of which 50% can be purchased for the sum of $500,000.

(ii)

Black Bear Group of Claims

The Company holds a 100% interest in the claims.  The claims are subject to a 3% NSR royalty from the production of gold and silver and 1.5% NSR royalty from the production of other metals from the property.  The Company has the right to purchase 50% of the royalty interest for $500,000 upon completion of a positive feasibility report.

(iii)

 Black Fox Claims

The Company holds a 100% interest in the Black Fox Silver claims.

(b)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Property, which was located by the Company.  The property was written down by $1,523,030 to a nominal carrying value of $1.  Carrying costs continue to be written off, as there is no active exploration on the property.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

3.

Mineral property interests (continued):

(c)

Fenix Property, Nayarit, Mexico

In fiscal 2005, the Company, through its wholly owned Mexican subsidiary, Cream Minerals de Mexico, S.A. de C.V. (CMM), entered into an option to purchase agreement to acquire a 51% right, title and interest in the “Fenix” and “La Fenix 2” gold-silver properties, located in the State of Nayarit, Mexico.  Pursuant to the terms of the agreement, the optionors were to vest 51% right, title and interest in the properties to CMM in exchange for cash payments totalling US$100,000 (US$50,000 paid) over a six-month period and issuance of 200,000 common shares (50,000 issued) of the Company to be received over a 12-month period.  In addition to the above cash and share payments, CMM was to incur expenditures on the property totalling US$300,000 by November 2, 2005.  Once vested with the 51% right, title and interest in the property, CMM was to enter into a joint venture with the optionors where both parties would transfer their respective right, title and interest in the property into a newly formed Mexican corporation which was to be owned 51% by CMM and 49% by the optionors.  Exploration results did not meet the Company’s expectations, and as a result, acquisition and exploration costs totalling $472,948 have been written off by the Company in the year ended March 31, 2005.

(d)

Other Canadian properties

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement calls for the issuance of 500,000 common shares (300,000 issued) and cash payments totalling $100,000 ($20,000 paid) over 48 months.  The optionor will retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (100,000 issued) and cash payments totalling $110,000 ($15,000 paid) over six years.  On April 19, 2005, a cash payment of $15,000 was deferred for one year, and an accelerated issuance of 50,000 common shares was made.  The total cash and share payments to be made under the agreement remain unchanged.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (100,000 issued) and payments totalling $110,000 ($15,000 paid) over six years.  On April 12, 2005, 50,000 common shares were issued and in a verbal agreement with the optionor, the cash payment of $15,000 due in April 2005 has been deferred until the Company has the ability to make the payment.  The optionors will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR on each of the two properties for $1,000,000 each upon commencement of commercial production or earlier.

(e)

Stephens Lake Property, Manitoba

In the year ended March 31, 2003, the Company acquired a 30,000-hectare mineral lease in northern Manitoba.  In January 2004, the Company entered jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (ValGold”) (the “Companies”), into an agreement with BHP Billiton Diamonds Inc. ("BHP Diamonds") whereby BHP Diamonds has been granted options to acquire an initial 51% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totalling 92,194 hectares of mineral property held by the Companies in the Province of Manitoba to facilitate exploration of the property, and includes additional staked claims totalling 80,288 hectares to the north and contiguous with the initial claims for a total of 170,482 hectares.  Each company pooled the claims and each company now holds an undivided one-third interest the exploration licenses subject to the BHP Diamonds agreement.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

3.

Mineral property interests (continued):

(e)

Stephens Lake Property, Manitoba (continued)

Under the terms of the agreement the Companies have granted to BHP Diamonds two options (the “BHP Options”), to acquire firstly, a 51% undivided interest in the property (the "First Option") and secondly, a 19% undivided interest in the property (the "Second Option").  BHP Diamonds has agreed to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised.  In order to exercise the First Option, BHP Diamonds must incur exploration expenditures of $1,000,000 on the property by February 21, 2010.  To exercise the Second Option, BHP Diamonds must complete a feasibility study for the project by February 21, 2015.  In the event that BHP Diamonds exercises both options, a joint venture will be formed and the Companies will have the following working interests in the joint venture - BHP Diamonds - 70%; the Company - 10%; Sultan - 10%, and ValGold - 10%.  In the event that BHP Diamonds exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies will have the following working interests in the joint venture – BHP Diamonds - 51%; the Company - 1/3 of 49%; Sultan - 1/3 of 49%; and ValGold - 1/3 of 49%.  If, after the joint venture is formed, a party’s interest falls to 10% or less, for inability to finance their share of the joint venture or other reasons, that party’s interest will convert to a 1% NSR royalty.

In July 2004 the Company jointly entered with Sultan and ValGold to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”), encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group.

Under the terms of the Trout Claim Group agreement the Companies have agreed to make total cash payments of $110,000 ($3,333 paid) and issue 200,001 common shares (66,667 shares in the capital of each of the three Companies (16,667 issued to date) to the optionor over a 36-month period from July 22, 2004.  In addition, the Companies must also jointly incur exploration expenses of no less than $5,000 by July 22, 2005, $50,000 cumulative prior to the July 22, 2006, and $250,000 cumulative prior to July 22, 2006.  Upon earning of its 75% interest the Companies and the optionor will enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

(f)

Casierra Diamond Property, Sierra Leone

The Company entered into an agreement with Casierra Diamond Corporation. (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (See Note 8 (c)), to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Under the terms of the agreement, the Company has the option to earn up to a 70% interest in the property by completing the following exploration expenditures and making the following share issuances:

Firstly, the Company has the right to earn an undivided 51% interest in the property by issuing a total of 200,000 common shares, comprised of 100,000 common shares on March 16, 2005, and issuing 100,000 common shares within 12 months (a total of 200,000 common shares issued).  Exploration costs of not less than US$500,000 must be incurred on the properties by March 16, 2006.

Secondly, an additional 19% undivided interest may be acquired by the issuance of an additional 300,000 common shares by March 16, 2007, and completing an additional US$300,000 in exploration expenditures by March 16, 2007.  Upon acquisition of its interest, a joint venture will be formed between the parties and each party will contribute to further expenditures on the property in accordance with its interest.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

4.

Equipment:

	Cost	Accumulated Depreciation	Net Book Value 2005	Net Book Value 2004
Vehicles	$ 48,820	$ 6,232	$ 42,588	$ 9,422
Office equipment	514	--	514	--
Computer equipment	4,944	1,072	3,872	1,078
Field equipment	13,187	1,231	11,956	--
	$ 67,465	$ 8,535	$ 58,930	$ 10,500

The original cost of the equipment at March 31, 2004, was $10,500.

5.

Investments:

	Number of Shares	Book Value 2005	Book Value 2004
Publicly traded companies:
ValGold Resources Ltd.	100,000	$30,000	$41,000
Abitibi Mining Corp.	7,000	210	1,400
Stingray Resources Ltd.	2,016	698	698
Emgold Mining Corporation	2,000	480	480
Sultan Minerals Inc.	2,630	316	316
Non-public companies:		31,704	43,894
Terra Gaia Inc.	100,000	25,000	25,000
LMC Management Services Ltd.	1	1	1
		$56,705	$68,895

The Company has written down its investments in ValGold Resources Ltd. and Abitibi Mining Corp. to the market value of the shares at March 31, 2005.  The quoted market value of the above listed publicly traded securities as at March 31, 2005, was $33,166 (2004 - $58,023).  Terra Gaia Inc. and LMC Management Services Ltd. are private companies (Note 8).

The investments in ValGold Resources Ltd., and Abitibi Mining Corp. have been written down to the trading price of the common shares on March 31, 2005.

6.

Reclamation and other deposits:

Prior to commencement of exploration of a mineral property in British Columbia, a Company is required to post a reclamation deposit, which is refunded to the Company upon completion of reclamation to the satisfaction of the Inspector of Mines.  The Company has no contractual liabilities or obligations arising from environmental or reclamation costs.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

7.

Share capital:

Authorized

During the year ended March 31, 2005, the Company changed its authorized capital from 500,000,000 common shares without par value to an unlimited number of common shares without par value.

Issued and fully paid

	Number of Shares	Amount
Balance, March 31, 2002	18,095,828	$ 13,606,707
Shares issued for mineral property interests
Kootenay Gemstone Property (Note 3(d))	100,000	15,000
Shares issued for cash
Private placement	1,166,666	175,000
Exercise of warrants	492,025	59,043
Stock options exercised	10,000	1,000
Balance, March 31, 2003	19,864,519	13,856,750
Shares issued for mineral property interests and other
Goldsmith Claims (Note 3 (d))	50,000	7,000
Lucky Jack Claims (Note 3 (d))	50,000	7,500
Kootenay Gemstone Property (Note 3(d))	100,000	75,000
Fractional rounding adjustment	2	--
Corporate finance and agent’s fee	125,240	81,425
Shares issued for debt	2,209,256	331,388
Stock-based compensation	--	13,832
Shares issued for cash
Private placements, less share issue costs	3,900,000	1,828,487
Exercise of warrants	1,422,974	257,446
Stock options exercised	328,000	57,850
Balance, March 31, 2004	28,049,991	16,516,678
Shares issued for mineral property interests and other
Goldsmith Claims (Note 3(d))	50,000	32,000
Lucky Jack Claims (Note 3(d))	50,000	38,500
Trout Claim Group (Note 3(e))	16,667	5,583
Fenix Property (Note 3 (c))	50,000	14,000
Kootenay Gemstone Property (Note 3(d))	100,000	30,000
Casierra Diamond Properties (Note 3(f))	200,000	80,000
Stock-based compensation	--	8,102
Shares issued for cash
Exercise of warrants	810,001	240,000
Stock options exercised	364,000	45,750
Balance, March 31, 2005	29,690,659	$ 17,010,613

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

7.

Share capital (continued):

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 4,750,000 common shares under the plan.  At March 31, 2005, 3,029,900 (2004 – 2,854,900) stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter.

The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended March 31,
	2005	2004	2003
Risk free interest rate	2.23%	2.23%	5.25%
Expected life (years)	3.0	3.0	5.0
Expected volatility	141%	131%	114%
Weighted average fair value per option grant	$ 0.24	$ 0.41	$ 0.08

The following table summarizes information on stock options outstanding at March 31, 2005:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life
$0.10	486,600	0.50 years
$0.15	724,000	2.07 years
$0.30	600,000	4.52 years
$0.54	1,219,300	3.72 years
	3,029,900

A summary of the changes in stock options for the years ended March 31, 2005, 2004 and 2003, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2002	1,108,000	$0.17
Granted	1,151,000	$0.15
Exercised	(10,000)	$0.10
Expired	(261,400)	$0.30
Balance, March 31, 2003	1,987,600	$0.14
Granted	1,230,300	$0.54
Exercised	(303,000)	$0.16
Cancelled	(60,000)	$0.15
Balance, March 31, 2004	2,854,900	$0.31
Exercised	(364,000)	$0.12
Expired and cancelled	(61,000)	$0.34
Granted	600,000	$0.30
Balance, March 31, 2005	3,029,900	$0.33
Exercisable at March 31, 2005	2,384,825	$0.30

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

7.

Share capital (continued):

Share purchase warrants

As at March 31, 2005, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,200,000	$0.75	April 19, 2005

The term of 1,200,000 warrants expiring on February 19, 2005, was extended to April 19, 2005.  Subsequent to March 31, 2005, these warrants expired unexercised.

8.

Related party transactions and balances:

	2005	2004	2003
Services rendered:
LMC Management Services Ltd. (a)	$ 186,603	$ 123,623	$ 96,555
Lang Mining Corporation (b)	30,000	30,000	7,500
Legal fees (d)	32,773	32,048	6,958
Director (e)	106,572	77,694	29,445

Balances receivable:
Casierra project advances (c)	$ 162,025	$ --	$ --
Balances payable to:
LMC Management Services Ltd.	$ (53,306)	$ (3,376)	$ (7,855)
Lang Mining Corporation	--	(3,183)	(210,035)
Sultan Minerals Inc.	--	--	(4,024)
ValGold Resources Ltd.	--	(13,381)	(550)
Directors	(52,024)	(140,273)	(264,397)
Legal fees	(8,278)	(29,890)	(5,411)
	$ (113,608)	$ (190,103)	$ (492,272)

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies with one common director, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by the President of the Company.  Lang Mining provides management services at a rate of $2,500 per month for the services of the president of the Company.

(c)

The president of the Company holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

8.

Related party transactions and balances (continued):

(d)

Legal fees were paid to a law firm of which a director is an associate counsel.

(e)

Fees were paid to a director at a rate of US$2,000 per month for administrative services and US$250 per day for geological services.

(f)

The Company’s investments in public companies include shares of Sultan Minerals Inc., Emgold Mining Corporation and ValGold Resources Ltd., companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake Property jointly with Sultan Minerals Inc. and ValGold Resources Ltd.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

9.

Financial instruments:

The Company’s current financial instruments are comprised of cash and cash equivalents, taxes recoverable and accounts payable and accrued liabilities.  Current financial instruments are recorded at cost.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

10.

Segmented information:

Operating segments

The Company has one operating segment, which is the exploration of mineral properties.

Geographic segments

The Company’s principal operations are carried out in Canada, Mexico and Sierra Leone.  All investment income is earned in Canada.  Segmented assets by geographical location are as follows:

	Canada	Mexico	Sierra Leone	Total 2005	Total 2004
Current assets	$ 98,684	$ 12,214	$ 162,025	$ 272,923	$ 1,269,340
Mineral properties and deferred costs	518,193	1	187,536	705,730	1,389,607
Equipment	2,787	23,081	33,062	58,930	10,500
Investments	56,705	--	--	56,705	68,895
Reclamation and other deposits	32,883	--	--	32,883	16,503
Total Assets	$ 709,252	$ 35,296	$ 382,623	$ 1,127,171	$ 2,754,845

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

11.

Income taxes:

The income taxes shown in the consolidated statements of earnings and deficit differ from the amounts obtained by applying statutory rates to the earnings (loss) before income taxes due to the following:

	2005	2004	2003
Loss for the year	$ 2,815,003	$ 490,869	$ 1,256,437
Statutory tax rate	35.62%	37.62%	39%
Expected income tax recovery	1,002,704	184,665	490,010
Non-deductible differences	(551,743)	(21,311)	(4,494)
Other	(20,895)	(76,452)	(429,732)
Unrecognised tax losses	(430,066)	(86,902)	(55,784)
Income tax provision	--	--	--

The significant components of the Company’s future tax assets are as follows:

	2005	2004	2003

Operating losses carried forward	$ 1,304,513	$ 1,043,579	$ 1,006,696
Resource deductions	2,237,356	1,712,807	2,216,728
Share issue costs	51,724	54,628	--
	3,593,593	2,811,014	3,223,424
Valuation allowance for future tax assets	(3,593,593)	(2,811,014)	(3,223,424)
	$ --	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognised for accounting purposes.

The Company has Canadian non-capital losses carried forward of $2,923,000 that may be available for tax purposes.  The losses expire as follows:

Expiry date	$
2006	649,000
2007	459,000
2008	370,000
2009	278,000
2010	275,000
2011	424,000
2012	468,000

The Company has resource pools of approximately $6,986,908 available to offset future taxable income.  The tax benefit of these amounts is available for carry-forward indefinitely.

In addition, the Company has Mexican non-capital losses carried forward of $798,000 that are available to offset future taxable income, expiring at various dates over the next ten years.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

12

Mineral property acquisition and exploration costs:

Year ended March 31, 2005	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Stephens Lake Property, Manitoba	Fenix Property, Mexico	Nuevo Milenio Property, Mexico	Total March 31, 2005
Acquisition costs
Balance, beginning of year	$ --	$ 1,445	$ 155,664	$ 30,042	$ --	$ --	$ 187,151
Incurred (recovered) during the year	80,000	3,531	130,104	(16,274)	70,536	--	267,897
Write-down of mineral property interests	--	--	--	--	(70,536)	--	(70,536)
Balance, end of year	80,000	4,976	285,768	13,768	--	--	384,512

Exploration and development costs
Incurred during the year
Assays and analysis	--	363	21,139	--	11,980	35,752	69,234
Drilling	11,170	38,110	4,822	--	77,589	134,382	266,073
Geological and geophysical	31,122	6,038	56,139	3,517	60,523	82,037	239,376
Site activities	20,666	1,690	2,755	1,205	201,921	87,579	315,816
Travel and accommodation	44,578	5,156	8,054	--	50,399	45,518	153,705
	107,536	51,357	92,909	4,722	402,412	385,268	1,044,204
Balance, beginning of year	--	648	59,811	4,234	--	1,137,763	1,202,456
Write-down of mineral property interests	--	--	--	--	(402,412)	(1,523,030)	(1,925,442)
Balance, end of year	107,536	52,005	152,720	8,956	--	1	321,218
Total Mineral Property Interests	187,536	$ 56,981	$ 438,488	$ 22,724	$ --	$ 1	$ 705,730

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

1.

Mineral property acquisition and exploration costs (continued):

Year ended March 31, 2004	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Stephens Lake Property, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2004
Acquisition costs
Balance, beginning of year	$ 1	$ 29,754	$ --	$ --	$ 29,755
Incurred during the year	1,444	125,909	30,042	--	157,395
Write-down of mineral property interests	--	--	--	--	--
Balance, end of year	1,445	155,664	30,042	--	187,151

Exploration and development costs
Incurred during the year
Assays and analysis	--	8,480	--	15,169	23,649
Drilling	--	--	--	350,919	350,919
Geological and geophysical	648	53,377	4,234	168,573	226,832
Site activities	--	100	--	53,383	53,483
Travel and accommodation	--	10,427	--	51,818	62,245
	648	72,384	4,234	639,862	717,128
Balance, beginning of year	--	--	--	497,901	497,901
Write-down of mineral property interests	--	(12,573)	--	--	(12,573)
Balance, end of year	648	59,811	4,234	1,137,763	1,202,456
Total Mineral Property Interests	$ 2,093	$ 215,475	$ 34,276	$ 1,137,763	$ 1,389,607

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

13.

Comparative figures:

Certain of the prior years’ figures have been reclassified to conform to the current year’s presentation.

14.

Subsequent event:

Subsequent to March 31, 2005, the Company completed a non-brokered private placement of 2,000,000 units (the “Units”) at a price of $0.35 per Unit, for gross proceeds of up to $700,000.  Each Unit is comprised of one common share and one non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share of Cream for a period of 12 months from closing, at an exercise price of $0.45 per share.  In addition, the Company issued 32,350 finders’ fee units, which was equal to 5% of the total number of Units purchased by found purchasers.  At March 31, 2005, $429,217 in share subscriptions had been received pursuant to the private placement.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2005

PRESIDENT'S MESSAGE TO SHAREHOLDERS

2

1.1

Date

5

1.2

Overview

5

1.2.1

Casierra Diamond Property, Sierra Leone

5

1.2.2

Kaslo Silver Property, British Columbia

7

1.2.3

Kootenay Gemstone Property, British Columbia

8

1.2.4

Goldsmith Property, British Columbia

9

1.2.5

Stephens Lake Property, Manitoba

9

1.2.6

Nuevo Milenio Silver Gold Property, Mexico

10

1.2.7

Fenix and La Fenix 2 Gold-Silver Properties, Mexico

10

1.2.8

Mineral Property Option Payments Due In Fiscal 2006

10

1.2.9

Market and Industry Trends

11

1.3

Selected Annual Information

11

1.4

Results of Operations

12

1.5

Summary of Quarterly Results

13

1.6

Liquidity

14

1.7

Capital Resources

16

1.8

Off-Balance Sheet Arrangements

16

1.9

Transactions With Related Parties

17

1.10

Fourth Quarter

18

1.11

Proposed Transactions

19

1.12

Critical Accounting Estimates

19

1.13

Critical accounting policies and changes in accounting policies

19

1.14

Financial Instruments and Other Instruments

19

1.15

Other MD& A Requirements

19

1.15.1

Additional Disclosure for Venture Issuers Without Significant Revenue

19

1.15.2

Disclosure of Outstanding Share Data

20

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2005

PRESIDENT'S MESSAGE TO SHAREHOLDERS

On behalf of the Board of Directors, I am pleased to present the Annual Report of Cream Minerals Ltd. for the year ended March 31, 2005.

Currently, Cream is actively engaged in exploratory programs on the Casierra Diamond properties in Sierra Leone.

In March 2005, Cream Minerals Ltd. completed an agreement with Casierra Diamond Corporation and its wholly-owned subsidiary, Casierra Development Fund Inc, to acquire an interest in two large exploration licences for diamonds in Sierra Leone, West Africa, subject to government approvals. The Company may earn a 51% interest in the properties by financing US$500,000 in work and issuing 100,000 common shares on regulatory approval, obtained on March 16, 2005, and 100,000 common shares by March 16, 2006.  The first 200,000 common shares have now been issued and to date expenditures for work of approximately US$300,000 have been incurred.  An additional 300,000 common shares and US$300,000 in expenditures will earn the Company an additional 19% interest in the properties (for 70% total interest) if completed by March 16, 2007.  The two licences include the Hima Licence EPL1/94 on the Sewa River and its banks, and an offshore licence, EPL 5/94 at the mouths of the Mano and Moa rivers in southern Sierra Leone.

Management is very encouraged by the results of work completed in Sierra Leone during the first quarter of fiscal 2006.

The work was started on the Hima Exclusive Prospecting Licence for diamonds located on the Sewa River.  A survey defining the property boundaries was completed in February and a field camp was constructed near the village of Hima.  A report compliant with National Instrument 43-101 ("NI 43-101") was completed by C. Ikona, PEng., BC, following a site visit in March 2005.

Equipment was shipped from Vancouver in March for the evaluation of diamondiferous gravels on the property.  A Sierra Leone Geological Survey Bulletin (Hall, P.K. ARSM, BSc, AMIMM, [1969]: (The Diamond Fields of Sierra Leone) indicated that 1.8 million carats of diamonds in 4.46 million cubic yards averaging, 0.4cts/cu yd, (3.4 million cu m. averaging 0.5cts/cu. m.) of gravels in a category of "inferred resources", as described by CIM Classifications of Resources and Reserves, were located in terraces and river gravels on the licence.  This classification was made for sections considered by the author of the report to be mineable (payable) at the time of the publication of the Bulletin.  Work was carried out within the area defined by Hall in a report for the National Diamond Mining Company (NDMC) in 1976-7, including augering, pitting and testing gravels.  The work reported indicated that the gravels were payable.

Note: This inferred resource is a historical statement and does not meet standards required by NI-43-101 and has not been verified by any Qualified Person in accordance with NI 43-101.  The resource is not supported by any measured grade but rather a grade that is an estimate only based solely upon the experience of the bulletin author, P.K. Hall.

The Hima licence is located on the Sewa River downstream from the prolific Kono diamond fields and more than 80 kilometers of alluvial diamond workings in river terraces and active channel gravels.  The Sewa channel on the licence serves as a large natural sluice box as it is the first segment of the river where the rate of flow is reduced from the higher velocities in the rapids upstream.  The channel is crossed by several ribs of diabase dykes and the foliation of the underlying metaschists, which together

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2005

form natural riffles in the sluice box.  The combination of water velocity drop and riffles was the reason the area was selected as being highly prospective in 1994 by Casierra Development Fund Inc.  This segment of the river channel has not been previously mined by artesanal operators due to the depth of the water (3-5 meters) and a government policy of reserving the licence area for industrial-scale dredging.

Initial work in 2005 involved a Banka drill programme to define the distribution of gravels in terraces and flood plain areas on the Hima licence. This sampling has identified thicker gravels than indicated in the Hall Bulletin and the work will be a guide for further pit sampling, allowing the Company to develop a more reliable estimate of the grade of the gravels.

An initial evaluation of the river potential was made during the period of low water in April-May 2005 when gravels behind a crosscutting dyke in the central part of the of the licence area were found to be thicker than projected in the Hall Bulletin.  Because diamonds are closer in density to the associated gravels than gold would be, the gems would be distributed throughout the gravel beds and therefore this work indicates that there may be a larger volume of diamondiferous gravels available than indicated in the Hall Bulletin.

The target sought for the Hima licence is a payable alluvial deposit or deposits with an aggregate of 1-2 million carats of diamonds.  It is cautioned that this is entirely a conceptual target and there is no certainty that it will be achieved with work proposed.

Offshore, on license EPL 5/94, a Russian geophysical consulting group who had assisted in the location of the first reported marine alluvial diamonds in 1995, was engaged to carry out work in 2005.  The earlier work had identified more than 6 targets related to shallow magnetic bodies with a magnetic gradiometer survey that correlated to shallow buried channels identified with seismic array surveys and sub-bottom profiling. The earlier work completed on licence EPL 5/94 involved expenditures of approximately US$3,500,000.

In May 2005, using a Freetown-based ship charter, a detailed marine magnetometer survey was carried out over one of several magnetic targets on the offshore licence.  Earlier work by Casierra Diamond Fund Inc and Malaysia Mining Corporation (1995-1996) located 9 diamonds from 12 sample sites in this one target area.  All of these diamonds are of gem quality and size, with the largest being 1.22 carats.  The detailed work in May was carried out in order to define an area for precision bulk sampling later in the year.  The results indicate a shallow magnetic body, probably related to magnetite, in shallow marine sediments.  Magnetite indicates the location of heavier minerals in the marine sediments, and, potentially, diamond concentrations.  The local sources of the marine sediments on this part of the coast are the Moa and Mano rivers which are both well known alluvial diamond producers. These rivers have deposited their sediments from rainy season flooding for millennia into the longshore drift of the Atlantic Ocean that sweeps the area covered by the licence, causing further concentration of heavy and resistate minerals.

The area of the magnetic body, estimated by independent consultant geophysicists that carried out and interpreted the work, is greater than 2000 meters by 1500 meters which is 3,000,000 cu meters per vertical meter.  Bulk sampling is planned to make a thickness determination of the magnetic body and test for diamond content.  The gravels in the Moa River were estimated in the Hall Bulletin to average 0.5 carats/cu m. or 0.4 carats per cu yd, and the more extensive alluvial workings on the Mano river indicate the possibility of similar grades or better.

Sierra Leone has long had a reputation of having a high gem to industrial diamond ratio and for the first half of this year the average value per carat exported was $290.  This carat value is almost 3 times that of the Canadian hard rock mines being worked in remote northern locations.  The Mano River also has a

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2005

reputation as a source of pigeon blood red diamonds, called locally "Zimmi Reds" that are reported to have a value in the order of US$1,000,000 per carat.

OTHER MATTERS AND ACKNOWLEDGMENTS

Cream continues to maintain its U.S. 20-F Registration and trades on the NASD OTC Bulletin Board under the symbol CRMXF.

At the end of another difficult year, I would like to extend our gratitude and appreciation to our many loyal shareholders and our dedicated employees, consultants and contractors for their assistance and support.

Frank A. Lang, BA, MA, P.Eng.

President and CEO

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2005

1.1

Date

The effective date of this interim report is July 28, 2005.

1.2

Overview

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements."  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labour disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.

This MD&A should be read in conjunction with the audited financial statements of Cream Minerals Ltd. for the year ended March 31, 2005.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream Minerals Ltd. ("Cream" or the "Company") is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

  Cream's consolidated loss for the year ended March 31, 2005 ("fiscal 2005"), was $2,815,003 or $0.10 per share compared to Cream's consolidated loss of $490,869 or $0.02 per share in the year ended March 31, 2004 ("fiscal 2004").

  During fiscal 2005, Cream raised $285,750 from the exercise of warrants and stock options, compared to $2,143,783, net of share issue costs, raised in fiscal 2004 through private placement financings and the exercise of stock options and warrants.  Subsequent to March 31, 2005, Cream completed a non-brokered private placement of 2,000,000 units at a price of $0.35 per unit, for gross proceeds of $700,000.  At March 31, 2005, $429,217 in share subscriptions had been received pursuant to the private placement.

  During fiscal 2005, cash used for operations was $515,753 compared to $290,638 in fiscal 2004.  Cash expenditures on mineral property interests totalled $1,050,810 in fiscal 2005 compared to $752,739 in fiscal 2004.

  Cream wrote down its Nuevo Milenio property by $1,523,030 in fiscal 2005 to a nominal carrying value of $1.  Other write-downs in fiscal 2005 include $472,948 expended on the Fenix property.  Additional costs incurred subsequent to March 31, 2005, on the Fenix property will be written off in the period incurred.  Write-downs of $12,573 in fiscal 2004 relate to the Raven property which was initially written down in the year ended March 31, 2003.

  Cream issued stock options with a value calculated using the Black-Scholes option valuation model of $141,152 in fiscal 2005, compared to stock options at a value of $499,897 in fiscal 2004.

1.2.1

Casierra Diamond Property, Sierra Leone

In February 2005, the Company entered into an agreement with Casierra Diamond Corporation ("CDC") and its wholly-owned subsidiary, Casierra Development Fund Inc. ("CDF"), (collectively, Casierra") to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Mr. Benjamin Ainsworth, consultant to the Company, and Mr. Frank A. Lang, President and CEO, and a

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2005

director of the Company, are significant shareholders in CDC.  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.

Property Description

Casierra has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano.

A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa was written by Mr. Charles K. Ikona, P.Eng., Pamicon Developments Ltd. of Vancouver, Canada, who was requested to examine the licenses and prepare a report in accordance with National Instrument 43-101.

Mr. Ikona visited EPL 1/94 and EPL 5/94 from March 18 to 28, 2005, and also held discussions with government representatives.  EPL 1/94 covers approximately 10.5 km of the Sewa River channel along with adjoining flats and terraces up to 1.4 km wide.  The Sewa River has a long history of diamond production from alluvial sources with EPL 1/94 containing one of the last portions of the diamondiferous sections of the river which has not seen extensive hand mining by natives (Hall, 1966).  Within the lease, the river has a relatively low gradient, but is surrounded both upstream and downstream by sections of the river with much steeper, rapid forming gradients.

In a report written for the Geological Survey of Sierra Leone "The Diamond Fields of Sierra Leone" (P.K. Hall, ARSM, BSc, AMIMM), Hall (1966) reports production from 1950 to 1965 on the section of the river above EPL 1/94, as 42,000 cubic yards with an average recovered grade of 0.75 carats per yard.  He further reports 64,000 cubic yards production at similar grade for the same period from the section downstream from the license and suggests substantial reserves remain in these areas.

Based on extensive study of the Sewa River placers and very minor sampling, Hall presents an estimate for the section of the river contained within EPL 1/94.  He suggests 2,900,000 cubic yards at 0.4 carats per yard for the channel gravels and 1,500,000 cubic yards at 0.4 carats per yard for the flats and low terraces.

In his Technical Report, Mr. Ikona discusses historical reserve estimates, and notes "These are historical reserves only and do not conform to guidelines for resources and reserves according to NI 43-101, nor should it be assumed that any such resource or reserves will be developed on the license."  He notes, however, there seems to be little doubt that diamondiferous gravels are present on the lease and accordingly recommends a two-phase exploration and development program.

Mr. Ikona reports that "Sampling to date is very encouraging, but has been on a wide spread basis and not sufficient to allow estimates of potential for the lease.  The lease at this time contains no mineral reserves or resources and it cannot be assumed that further work will develop any such reserves or resources."

He reports, however, that results of the programs to date are sufficient to justify further work and recommends a two-phase program.  Phase 1 completed in June 2005 was a detailed magnetometer survey over portions of the lease indicated by the 1995 geophysical work as possible pale channels employing an Ovenhauser type horizontal and vertical gradient magnetometer.  Cost of the program on both licenses is estimated at US$350,000.  Phase 2 will be a dredge-sampling program based on the results of phase 1 at an estimated cost of US$710,000.  Total cost of the Phase 1 and Phase 2 programs for both licenses totals US$1,770,000.

It should be emphasized that no recovery of diamonds is anticipated from the Banka drilling, according to

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Three Months and Year Ended
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Mr. Ikona.  The drills being used have 6-inch diameter drive shoes, which produce a theoretical volume of 0.00670 cubic yards of material per foot of penetration into the gravels.  Assuming an average gravel depth of 3 feet, samples should then be about 0.02 cubic yards in volume, which is not great enough to ensure that any values present will be indicated.  In fact, should any diamonds be recovered, they must not be used to assign any values to the gravels, as the multiplication factor used in converting from the small sample size to cubic yards would indicate an impossibly high number.  Material recovered from drilling will be examined for trace minerals, possibly indicative of alluvial diamonds, and used as a guide for bulk tests.

The magnetometer survey was designed to obtain sufficiently detailed data to plan a bulk-sampling program in the next phase of work necessary to develop this first target of many on the offshore licence.  Magnetitic heavy minerals in the younger marine sediments occur as concentrations in the marine sediments that are derived from the diamondiferous gravels transported into the ocean.  Partially weathered magnetite grains would be expected to have a density close to that of diamonds (3.55 gms/cc) so this concentration would be expected to include diamonds amongst the heavy minerals.

The three anomalies indicate areas of heavy mineral concentrations over 2 square kilometers each in size.  The total area thus identified would have a volume of approximately 8,000,000 cu m per meter of depth, located within a small part of the 88 square kilometer licence.  Modeling of the magnetic data will allow estimates of thickness of the heavy mineral rich zones and serve to guide the next phase of sampling.

Cream advanced funds for the first stage of exploration (completed in June 2005) and development of the licences through CDF, with a view to bringing them into production in the short term.  All work programs are subject to approvals for mining plans, environmental and socio-economic studies.

Mr. Benjamin Ainsworth, P.Eng., President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC, and will continue to be the operator on the property.

1.2.2

Kaslo Silver Property, British Columbia

In October 2004 Cream commenced a diamond drill program on its 100% owned Kaslo Silver Property, located in south-eastern British Columbia.  This two-hole drill program was designed to test the lateral and down dip extensions of the high grade silver mineralization found within the strongly faulted Silver Bear shear structure.  Diamond drilling was suspended after attempts to drill through the highly mineralized fault zone were unsuccessful.  The initial drill hole was abandoned at 34 metres when the drill proved incapable of coring the shear zone.  A second steeper angled drill hole was successful in intersecting the hanging wall of the mineralized shear structure.  However, the second hole did not penetrate through the entire width of the shear zone and did not intersect the high-grade footwall mineralization.

Although the drill holes did not reach their proposed depth, the width and intensity of the intersected shear structure is very encouraging.  Prior drilling by Cream in 1998 returned values up to 2,271 g/t silver over 0.51 metres within a 3.25 metre interval that assayed 390.05 g/t silver from drill hole 98SB-05.  The highest silver values intersected in the previous drill program were obtained from the strongest part of the shear zone tested during that program.  These step-out holes intersected what appears to be broader and more intense shearing that may be related to higher-grade silver values.

Cost estimates to complete a recommended exploration program, including airborne and ground geophysical surveys, diamond and rotary drilling, and bulk sampling, total $2,024,650.  The primary target areas for further investigation are within and adjacent to some of the historic workings.  Most of these require drilling to explore for continuity of mineralization previously explored by surface cuts, drifts and shafts.  The program recommends that mineralization be explored both laterally and to depth from the workings.  An airborne magnetic and electromagnetic survey flown over the entire property would assist

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Three Months and Year Ended
March 31, 2005

in further defining the regional structures that host mineralization.

At the Silver Bear zone, reverse circulation rotary drilling is recommended along the strike of the graphitic shear structure.  Difficulty of recovery from previous diamond drilling, combined with the nugget effect of the poddy mineralization, may require follow up work to consist of a combination of reverse circulation drilling and bulk sampling of surface exposures.  As well, diamond drilling is recommended at the Black Fox, Gibson, Bismark and Cork-Province mineralized zones to further explore their potential.

Due to the encouraging results obtained to date, an expanded work program is planned for fiscal 2006, subject to financing.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, has supervised the Company's previous exploration programs summarized above and is the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101.

1.2.3

Kootenay Gemstone Property, British Columbia

The Company holds an option to acquire a 100% interest in the 5,800-hectare Kootenay Gemstone (formerly called Bayonne Aquamarine) Property located in the Nelson Mining Division, British Columbia.  Cream has staked additional claims adjacent to the claims in the original option.  To date, Cream has issued 300,000 common shares of a total 500,000 common shares and has made cash payments of $20,000 out of a total $100,000 in payments required to be made over four years to acquire 100% of the property.  Claims held by the Company cover more than 30 kilometres of the Shaw Creek Stock contact.  Work done on the property to date has demonstrated that the Shaw Creek Stock, and immediately surrounding country rock, is highly prospective for beryl mineralization (aquamarine and emerald).

Recent prospecting and the establishment of detailed grids over new showings in the northern and southern sections of the property have delineated the geological and geochemical trends of the favourable gem-bearing occurrences.

The newest discovery comprises well formed (hexagonal), blue, translucent and opaque beryl crystals found within the Rusty Claims.  Crystals are up to 1.5 centimetres wide and more than 5 centimetres long.  The host pegmatite dykes where the crystals have been found occur along the contact of the Shaw Creek Stock, located approximately 2 kilometres south of the Cultas Claims.  Previous prospecting in 2002-2003 on the Cultas Claims, led to the discovery of ice blue aquamarine crystals in boulder talus.  Follow up traverses in this area in 2004 have revealed the bedrock source for the blue crystals, plus additional beryl mineralization.

Detailed prospecting and mapping on the OMG and Topaz Claims in 2003 and 2004 revealed three distinct styles of beryl mineralization.  Beryl crystals on the OMG claims are of variable quality, consistently blue to bluish-green and relatively abundant (locally up to 10% of pegmatite volume).  The majority of the beryls are found within the matrix of the pegmatite veins and dykes.  However, the most impressive specimens were discovered in later stage quartz veins containing minor molybdenite and significant open spaces (vugs).  Perfect millimetre scale transparent, light greenish-blue aquamarine crystals have been found within the open vugs, in these veins.

It has been demonstrated that litho geochemistry and soil geochemistry techniques have been successful at defining potential targets and due to the fact that the Shaw Creek Stock is still relatively unexplored, additional work is warranted on the Kootenay Gemstone Property.  The Company is actively seeking a joint venture partner with gemstone experience to assist in development of this property.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, is the Company's project supervisor and

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Three Months and Year Ended
March 31, 2005

"Qualified Person" for the purpose of National Instrument 43-101.

1.2.4

Goldsmith Property, British Columbia

The Company has an option to acquire 100% of the Goldsmith Property located near Kaslo, British Columbia, which contains numerous historic, small-scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, Gold Park) throughout a 3-kilometre long belt of altered volcanic and sedimentary host rocks.  Cream has now increased the size of its claim holdings by staking 87 new claims, due to the encouraging rock and soil sampling.  The new claim acquisitions more than double the size of the original claim block and cover six small, undeveloped historic showings.

The Lucky Jack claim groups are being worked contiguously with the Goldsmith group and are considered jointly to form the Goldsmith Property.

A rock and soil sampling program was completed in 2004, with encouraging results.  Extremely high gold values in the soil samples were obtained along the projected strike of the mineralizing structures.  A total of 1,155 soil samples were collected, with approximately 5% of the samples (53 samples) returning greater than 100 ppb gold.  The highest soil sample result, 19,662 ppb gold, was located along strike from an outcrop containing significant quartz veining.  The soil-sampling program was conducted on a 2.8-kilometre long grid with lines spaced at 100 metres and soil samples collected at 20-metre spacings along the lines.  The gold soil geochemistry traces the very high-grade gold mineralization, found in rock samples, across much of the length of the property.  The strongest part of the gold soil geochemical anomaly has been traced along strike for 1700 metres, with a width of 400 metres, and remains open along strike in both directions.

Due to the very encouraging gold values obtained in rock and soil samples throughout the length of this property, an expanded work program is planned for fiscal 2006, subject to financing.  This work program would include expanding the soil-sampling grid over the remainder of the property.  In order to define drill and trench targets throughout the anomalous gold zone, detailed geological mapping, rock chip sampling and an accompanying magnetometer survey would be conducted over the extent of the grid.  Ms. Linda Dandy, P.Geo. of P&L Geological Services is the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101.

1.2.5

Stephens Lake Property, Manitoba

In early 2003, Cream Minerals Ltd. acquired a 30,000-hectare mineral lease in Northern Manitoba adjacent to two similar sized properties acquired by Sultan Minerals Inc. and ValGold Resources Ltd.  Subsequently, these mineral leases were pooled into one block of 92,194 hectares with each company holding a one third interest.  In April 2004, an additional 80,288 hectares was acquired adjoining to the north to bring the claims total to 170,482 hectares.

In February 2004, the Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") whereby BHP Billiton was granted options to acquire up to a 70% undivided interest and fund all exploration expenditures on the property until the agreement is terminated or fully exercised.

In July 2004 Cream jointly entered into an agreement to option two (2) staked claims, namely the Trout and Trout 1 claims, located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Property.

The Stephens Lake Property is 70 kilometres in length and is situated 100 km east of Gillam, Manitoba.  The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which the geology is believed to consist of rocks belonging to the extension of the

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Three Months and Year Ended
March 31, 2005

Thompson Nickel Belt.  The Thompson Nickel Belt is one of the most important nickel producing regions in the world.  Since its discovery in the late 1950's, there has been production from five main deposits over a distance of 200 km, with production plus reserves in excess of 170 million tonnes.

BHP Billiton started a diamond drill program on the property in March 2005.  The program was curtailed due to weather conditions before the first hole was completed and has been delayed until the next field season in the winter of 2005-2006.

1.2.6

Nuevo Milenio Silver Gold Property, Mexico

The Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  The property covers several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes.  Work on the property was concentrated within the five-km diameter Nuevo Milenio Caldera.  A report on an Enzyme Leach orientation study was completed by Dr. G. H. Gale, P. Eng., Province of Manitoba, to determine if partial leach analytical methods could be used in delineating exploration targets.  Dr. Gale recommended that the three targets, Once Bocas, Cafetal and South Once Bocas areas be more fully investigated with a partial leach survey to establish potential drill targets in these areas of alteration, disseminated mineralization and silica stockworks.  The cost of the recommended work was estimated to be US $150-175,000, exclusive of a follow-up drill program.  Dr. G. H. Gale, P.Eng., is a "Qualified Person" for the purposes of National Instrument 43-101.

After receiving the report, and reviewing the results in conjunction with other mineral property interests held by the Company, the Company determined that it was not going to conduct further exploration on the property in the foreseeable future, due to financing constraints and exploration of other mineral property interests, and as a result has written down the property by $1,523,030 in fiscal 2005 to a nominal carrying value of $1.

1.2.7

Fenix and La Fenix 2 Gold-Silver Properties, Mexico

In fiscal 2005, Cream, through its wholly owned Mexican subsidiary, Cream Minerals de Mexico, S.A. de C.V. ("CMM"), entered into an option to purchase agreement to acquire a 51% right, title and interest in the "Fenix" and "La Fenix 2" gold-silver properties, located in the State of Nayarit, Mexico.

Pursuant to the terms of the agreement, the optionors were to vest 51% right, title and interest in the properties to CMM in exchange for cash payments totalling US$100,000 (US$50,000 paid) over a six-month period and the issuance of 200,000 common shares (50,000 issued) of the Company to be received over a 12-month period.  In addition to the above cash and share payments, CMM was to incur expenditures on the property totalling US$300,000 within one year following the date of regulatory approval, which was November 2, 2004.

After a total of four holes were drilled, the results did not meet the Company's expectations, the properties have been returned to the optionors, and costs of $472,948 have been written off.

1.2.8

Mineral Property Option Payments Due In Fiscal 2006

In the year ended March 31, 2006, cash payments of $31,666 are required to be made, and the issuance of 116,667 common shares is required to maintain all of the Company's current mineral property interests.  At the date of this report, cash payments of $Nil have been made and 116,667 common shares have been issued.

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Three Months and Year Ended
March 31, 2005

1.2.9

Market and Industry Trends

The prices of gold and silver have increased, continuing an overall uptrend which started in 2004.  The average gold and silver prices in 2004 averaged US$409.72 and US$6.67 per ounce, respectively, and the 2005 average prices to July 28, 2005, were US$426.92 and US$7.05 per ounce, respectively.  The Company does not have any revenue from the sales of gold and silver.

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in Canadian dollars.

	As at March 31, 2005	As at March 31, 2004	As at March 31, 2003

Current assets	$ 272,923	$ 1,269,340	$ 24,301
Mineral property interests	705,730	1,389,607	527,656
Other assets	148,518	95,898	85,398
Total assets	1,127,171	2,754,845	637,355

Current liabilities	138,550	216,080	502,430
Shareholders' equity	988,621	2,538,765	134,925
Total shareholders' equity and liabilities	$ 1,127,171	$ 2,754,845	$ 637,355

Working capital (deficiency)	$ 134,373	$ 1,053,260	$ (478,129)

	For the years ended March 31,
	2005	2004	2003
Expenses
Amortization	$ 8,536	$ --	$ --
Foreign exchange losses	13,958	10,949	9,750
Legal, accounting and audit	58,787	41,717	18,871
Management fees	30,000	30,000	7,500
Office and administration	90,536	40,086	34,942
Property investigation costs	25,193	1,042	11,522
Salaries and benefits	64,855	33,056	30,705
Shareholder communications	114,625	85,342	29,639
Stock-based compensation	288,601	216,328	5,939
Travel and conferences	25,673	21,199	532
Write-down of investments	12,191	--	--
Write-down of mineral property interests	1,995,978	12,573	1,107,374
Write-down of value added taxes recoverable	91,411	--	--
Interest	(5,341)	(1,423)	(337)
Loss for the year	(2,815,003)	(490,869)	(1,256,437)

Loss per common share	$ (0.10)	$ (0.02)	$ (0.07)

Weighted average number of common shares outstanding - basic and fully diluted	28,765,766	23,188,307	19,249,054

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2005

1.4

Results of Operations

Year Ended March 31, 2005, Compared to Year Ended March 31, 2004

For the year ended March 31, 2005, Cream incurred a loss of $2,815,003, or loss per common share of $0.10, compared to a loss of $490,869, or a loss of $0.02 per common share in the year ended March 31, 2004.

Total operating expenses, before interest income, property write-downs, and foreign exchange loss totalled $706,806 in fiscal 2005, compared to $468,770 in fiscal 2004.  The Company wrote-down its interest in the Nuevo Milenio property in Mexico by $1,523,030 to a nominal carrying value of $1 in fiscal 2005, and wrote off its Fenix property by $472,948, for a total write-down of mineral property interests of $1,995,978.  This compares to $12,573 relating to additional expenses on the Raven property in fiscal 2004.  The Raven property was written off in the year ended March 31, 2003.

Cream conducted exploration activities in Mexico and in Sierra Leone in fiscal 2005, and there are foreign exchange risks associated with exploration in foreign jurisdictions.  Foreign exchange losses increased from $10,949 in fiscal 2004 to $13,958 in fiscal 2005.  The Company had funds in United States and Mexican pesos during the year, and with the volatility of these currencies compared to the Canadian dollar, a significant portion of the loss relates to the costs incurred and costs of funds converted from United States dollars and pesos during the year.

Legal, accounting and audit increased from $41,717 in fiscal 2004 to $58,787 in fiscal 2005.  Legal, accounting and audit fees have increased substantially and will likely continue to increase in the future due to the increased regulatory reporting requirements.  The Company has also incurred legal fees with respect to the acquisition of the Fenix property in Mexico and the Casierra properties in Sierra Leone.

The Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as President and CEO of the Company, for a total of $30,000 in each fiscal year.  These services are not provided through LMC Management Services Ltd., the management company that provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.

Office and administration costs increased from $40,086 in fiscal 2004 to $90,536 in fiscal 2005.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  Computer and accounting system upgrades during the period have contributed to the increase in office and administration costs.  Administration and activity levels were higher throughout fiscal 2005 compared to fiscal 2004, as the Company was actively engaged in exploration programs throughout most of fiscal 2005, compared to a lower level of exploration activity for most of fiscal 2004.

Salaries and benefits have increased from $33,056 in fiscal 2004 to $64,855 in fiscal 2005.  Wages are higher than in prior years and will continue to be higher due to the time required for complying with increased reporting and regulatory regulations.

Stock-based compensation of $288,601 related to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2005, compares to $216,328 related to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2004.  These options were valued using the Black-Scholes option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company's stock options are not transferable and cannot be traded.  The Company used historical volatility rates of 141% in fiscal 2005 and 131% in fiscal 2004.

Shareholder communications have increased from $85,342 in fiscal 2004 to $114,625 in fiscal 2005.  The

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Three Months and Year Ended
March 31, 2005

Company utilizes the services of two investor relations' consultants.  The first contract was with Renmark Financial Communications ("Renmark") entered into in August 2003.  Renmark was paid $21,000 in fiscal 2005, compared to $32,000 in fiscal 2004.  The company also has an agreement with Arbutus Enterprises Ltd. ("Arbutus") to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $24,000 in fiscal 2005 compared to $10,000 in fiscal 2004.

Listing and filing fees increased from $8,639 in fiscal 2004 to $14,057 in fiscal 2005.  Transfer agent fees increased from $9,341 in fiscal 2004 to $10,297 in fiscal 2005, and will likely continue to increase as transfer agent fees have increased and the Company has more shares outstanding.  Website, printing, conference fees, annual general meeting materials, and related shareholder communications costs have increased from $25,362 in fiscal 2004 to $45,271 in fiscal 2005.  The largest portion of the increase relates to newswire dissemination costs.

Travel and conference expenses have increased from $21,199 in fiscal 2004 to $25,673 in fiscal 2005.  Travel increased due to increased attendance at conferences during the year.

1.5

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for each of the eight quarters in the two fiscal years ending March 31, 2005 and 2004, and the total acquisition and exploration cost in the eight quarters in the two fiscal years ended March 31, 2005 and 2004 a project-by-project basis:

	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Nuevo Milenio Property, Mexico	Fenix Property, Mexico	Casierra Property, Sierra Leone	Stephens Lake, Manitoba
Fiscal 2004
First Quarter	56	44,578	21,865	--	--	--
Second Quarter	427	31,916	33,071	--	--	--
Third Quarter	111	30,393	218,380	--	--	--
Fourth Quarter	1,498	91,406	366,546	--	--	34,276
Fiscal 2005
First Quarter	514	108,223	367,308	--	--	2,257
Second Quarter	7,410	46,829	5,348	107,634	--	9,696
Third Quarter	38,269	37,663	6,539	199,550	--	(10,245)
Fourth Quarter	8,695	30,298	6,073	165,764	187,536	(13,260)

Quarterly information for the eight quarters to March 31, 2005, is as follows:

(Cdn$)	Year Ended March 31, 2004
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ 19	$ 24	$ 406	$ 974
General and administrative expenses	33,097	59,512	60,941	108,799
Stock-based compensation	--	--	108,691	107,637
Property investigations	896	223	(237)	160
Mineral property write-downs	9,807	--	--	2,766
Loss according to financial statements	43,781	59,711	168,989	218,388
Loss from continuing operations per common share	0.00	0.00	0.01	0.02

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Three Months and Year Ended
March 31, 2005

(Cdn$)	Year Ended March 31, 2005
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ 573	$ 3,711	$ 892	$ 165
General and administrative expenses	82,005	117,266	56,935	150,764
Stock-based compensation	102,427	46,558	96,733	42,884
Property investigations	52	21,039	18,136	(14,034)
Mineral property write-downs	--	--	1,516,957	479,021
Write-down of investments	--	--	--	12,191
Write-down of value added tax	--	--	--	91,411
Loss according to financial statements	183,911	181,152	1,687,869	762,072
Loss from continuing operations per common share	0.01	0.00	0.06	0.03

1.6

Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2005, Cream had working capital of $134,373 (March 31, 2004 - $1,053,260), and an accumulated deficit of $17,040,552 (March 31, 2004 ($14,225,549).

Investing Activities and Capital Expenditures

Current assets decreased to $272,923 at March 31, 2005, from $1,269,340 at March 31, 2004.  The Company is able to meet its current commitments of $138,550 (March 31, 2004 - $216,080) from current existing cash balances.

The market value of investments in marketable securities was $33,166 at March 31, 2005, compared to $58,023 at March 31, 2004.  The marketable securities held are highly volatile.  The book value of these securities is $31,704 (2004 - $43,894).  Investments in shares of ValGold Resources Ltd. and Abitibi Mining Corp. have been written down to the trading price of the common shares on March 31, 2005.  Investments include shares with a book value of $30,796 (March 31, 2004 - $41,796) that are investments in companies with officers and directors in common with the Company.  Cream also holds 100,000 shares of Terra Gaia Inc., a private company, at a cost of $25,000.

Mineral Property Acquisitions and Payments

The Company has jointly entered into an agreement to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the same optionees (namely the Company, Sultan, and ValGold) and is currently under option to BHP Billiton.

Under the terms of the agreement the optionees have agreed to make total cash payments of $110,000 ($10,000 paid in total by the optionees) and issue 200,001 common shares (66,667 shares in the capital of each of the optionees) (16,667 issued by the Company) to the optionor over a 36-month period from July 22, 2004.  In addition, the optionees must also incur exploration expenses of no less than $5,000 by July 22, 2005, $50,000 cumulative prior to the July 22, 2006, and $250,000 cumulative prior to July 22, 2006.

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Three Months and Year Ended
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In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the optionees will be vested with 75% of the Trout Claim Group and enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia, which is comprised of the Goldsmith property and the Lucky Jack mineral claims.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (100,000 issued) and cash payments totalling $110,000 ($15,000 paid) over six years.

The Lucky Jack option agreement requires the issuance of 200,000 common shares (100,000 issued to date) and payments totalling $110,000 ($15,000 paid) over six years.

The Kootenay Gemstone property agreement requires the issuance of 500,000 common shares (300,000 issued to date) and cash payments totalling $200,000 (20,000 paid) over 48 months.  A payment of $10,000 payable on February 21, 2005, was deferred to February 21, 2008.

In fiscal 2005, Cream, through its wholly owned Mexican subsidiary, Cream Minerals de Mexico, S.A. de C.V. ("CMM"), entered into an option to purchase agreement with the optionors to acquire a 51% right, title and interest in the "Fenix" and "La Fenix 2" gold-silver properties, located in the State of Nayarit, Mexico.  Pursuant to the terms of the agreement, the optionors were to vest 51% right, title and interest in the properties to CMM in exchange for cash payments totalling US$100,000 (US$50,000 paid) over a six-month period and issuance of 200,000 common shares (50,000 issued) of the Company to be received over a 12-month period.  The Company expended a total of $70,536 on acquisition costs and $402,412 on exploration activities and as exploration results did not meet the Company's expectations, these costs totalling $472,948 were written off in the year ended March 31, 2005.  Costs incurred subsequent to March 31, 2005, will be written off in the period of expenditure.

In February 2005, the Company entered into an agreement with Casierra Diamond Corporation and its wholly-owned subsidiary, Casierra Development Fund Inc., (collectively, Casierra") to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Under the terms of the agreement, Cream has the exclusive right and option to earn up to a 70% interest in the property by completing the following exploration expenditures on the property and by making the following share issuance payments to the optionor:

  Cream will be vested with an undivided 51% of Casierra's interest in the company which owns the property by issuing a total of 200,000 common shares of the Company, 100,000 common shares on March 16, 2005, and 100,000 common shares within 12 months, which were also issued, for a total of 200,000 common shares, and by completing US$500,000 in exploration expenditures on the property by March 16, 2005.

  Cream may acquire an additional 19% undivided interest (for a total 70% of Casierra's interest) by issuing an additional 300,000 common shares of the Company by March 16, 2007, and completing an additional US$300,000 in exploration expenditures on the property.

In the event Cream has acquired 70% of Casierra's interest, a joint venture will be constituted between the parties and each party will contribute to further expenditures on the property in accordance with its respective interest.

In summary, in fiscal 2005, Cream incurred cash payments of $23,333 and US$50,000 and issued 466,667 common shares for the acquisition of mineral property interests on the Kootenay Gemstone, Goldsmith, Lucky Jack, Fenix, Trout Claim Group and Stephens Lake properties.

Exploration expenditures on the Nuevo Milenio Property in fiscal 2005 included $134,382 on drilling,

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2005

$82,037 on geological, $87,579 on site activities, $35,752 on assays and analysis, and $45,518 on travel and accommodation.  In Q3 2005, the Company reviewed the exploration results on the Nuevo Milenio property, and although the Nuevo Milenio property has exploration potential, the Company felt it did not meet the expectations of the Company, and as a result the property has been written down by $1,523,030 to a nominal carrying value of $1.

The Company expended $472,948 on the Fenix property in Mexico, including site activities of $201,921, drilling of $77,589, assays and analysis of $11,980, travel and accommodation of $50,399, and geological of $60,523.  Exploration results did not meet the Company's expectations and as a result the Company has written off the Fenix property by $472,948.  Additional costs incurred on this property subsequent to March 31, 2005, will be written off in the first quarter of fiscal 2006.

Other exploration expenditures in fiscal 2005 include $223,013 on exploration of its British Columbia properties.  This included $21,139 on assays and analysis, $56,139 on geological services and $8,054 on travel and accommodation on the Goldsmith, Kootenay Gemstone and Lucky Jack properties.  The Company also expended $54,188 on work on the Kaslo property, including $38,110 on a drill program that they were unable to complete.

The Company received a refund on the exploration advance of $29,862 from the province of Manitoba with respect to exploration costs incurred in fiscal 2005 on the Stephens Lake property in Manitoba, including the Trout claims, which has offset acquisition costs.

1.7

Capital Resources

In fiscal 2005, 810,001 share purchase warrants were exercised and 364,000 stock options were exercised to acquire 1,174,001 common shares, providing $285,750 to the treasury.

Of Cream's issued and outstanding shares, no shares were held in escrow at March 31, 2005 or March 31, 2004.

The Company extended the expiry date of warrants previously issued pursuant to a brokered private placement from February 19, 2005, to April 19, 2005.  The warrants, exercisable at an exercise price of $0.75 per share, for up to 1,200,000 common shares of Cream, expired unexercised.

Subsequent to March 31, 2005, the Company completed a non-brokered private placement of 2,000,000 units (the "Units") at a price of $0.35 per Unit, for gross proceeds of up to $700,000.  Each Unit is comprised of one common share and one non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share of Cream for a period of 12 months from closing, at an exercise price of $0.45 per share.  In addition, the Company issued 32,350 finders' fee units.

It will be necessary for the Company to enter into a form of private placement or similar form of financing in order to continue with property and exploration commitments on its mineral properties.

1.8

Off-Balance Sheet Arrangements

None.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2005

1.9

Transactions With Related Parties

	2005	2004	2003
Services rendered:
LMC Management Services Ltd. (a)	$ 186,603	$ 123,623	$ 96,555
Lang Mining Corporation (b)	30,000	30,000	7,500
Legal fees (d)	32,773	32,048	6,958
Director (e)	106,572	77,694	29,445

Balances receivable:
Casierra project advances (c)	$ 162,025	$ --	$ --
Balances payable to:
LMC Management Services Ltd.	$ (53,306)	$ (3,376)	$ (7,855)
Lang Mining Corporation	--	(3,183)	(210,035)
Sultan Minerals Inc.	--	--	(4,024)
ValGold Resources Ltd.	--	(13,381)	(550)
Directors	(52,024)	(140,273)	(264,397)
Legal fees	(8,278)	(29,890)	(5,411)
	$ (113,608)	$ (190,103)	$ (492,272)

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies with one common director, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company.  Lang Mining provides management services at a rate of $2,500 per month for the services of the president of the Company.

(c)

The president of the Company holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

(d)

Legal fees were paid to a law firm of which a director is an associate counsel.

(e)

Fees were paid to a director at a rate of US$2,000 per month for administrative services and US$250 per day for geological services.

(f)

The Company's investments in public companies include shares of Sultan Minerals Inc., Emgold Mining Corporation and ValGold Resources Ltd., companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake Property jointly with Sultan Minerals Inc. and ValGold Resources Ltd.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2005

1.10

Fourth Quarter

	Three months ended March 31, 2005	Three months ended March 31, 2004
Expenses (Recoveries)
Amortization	$ 7,785	$ --
Foreign exchange loss	2,827	10,557
Legal, accounting and audit	19,543	28,068
Management fees (Item 1)	7,500	7,500
Office and administration	59,902	16,915
Salaries and benefits	1,067	7,666
Shareholder communications	38,304	24,487
Stock-based compensation	42,884	107,637
Travel and conferences	13,836	13,606
	193,648	216,436
Property investigations	(14,034)	160
Write-down of mineral property interests	479,021	2,766
Write-down of investments	12,191	--
Write-down of value added tax recoverable	91,411	--
Interest income	(165)	(974
Loss for the period	$ 762,072	$ 218,388

Three Months Ended March 31, 2005, Compared to Three Months Ended March 31, 2004

For the three months ended March 31, 2005 ("Q4 2005"), Cream incurred a loss of $762,072 or $0.03 per common share, compared to a loss of $218,388, or $0.01 per common share for the three months ended March 31, 2004 ("Q4 2004").  Total operating expenses, before interest income, were $193,648 in Q4 2005 as compared to $219,059 in Q4 2004.  In Q4 2005, there was a $2,827 foreign exchange loss related to transactions associated with operations in Mexico and Sierra Leone in Q4 2005, compared to a loss of $10,557 in Q4 2004 related to operations in Mexico.

Legal, accounting and audit fees decreased from $28,068 in Q4 2004 to $19,543 in Q4 2005, primarily due to timing of the annual audit.  Salaries and benefits decreased from $7,666 in Q4 2004 to $1,067 in Q4 2005.  This is a result of timing of administration and accounting activity required during the quarter and the year.  Stock-based compensation included in Q4 2005 is $42,884 in stock-based compensation to directors and employees that is a non-cash item compared to $107,637 in Q4 2004.

Shareholder communications increased from $24,487 in Q4 2004 to $38,304 in Q4 2005.  Consulting fees of $6,000 were paid to Arbutus in each fiscal period.  Cash payments of $12,000 were made to Renmark in Q4 2004, compared to $1,000 in Q4 2005.  Renmark and Arbutus are at arms length to the Company.  A refund of $239 for listing and filing fees was received in Q4 2004 compared to an expense of $5,590 in Q4 2005.  Transfer agent fees decreased from $4,856 in Q4 2004 to $865 in Q4 2005 due to a private placement financing completed in Q4 2004, with no comparative financing in Q4 2005.  Website, news release dissemination, printing, answering investor queries, and other related costs account for the remainder of the costs included in shareholder communications costs.

Travel and conference costs of $13,606 in Q4 2004 compare to $13,836 in Q4 2005.  The Company had a representative at the Prospectors and Developers Conference in both fiscal years.

In Q4 2005 and Q4 2004, management fees of $7,500 were paid to Lang Mining Corporation for the services of the president, pursuant to an agreement dated January 1, 2003.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2005

In Q4 2005, the Company wrote off its interest in the Fenix property in Mexico by a total of $472,948 and incurred additional costs of $6,073, which were written down, on its Nuevo Milenio property in Mexico, which the Company carries at a nominal value of $1.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable.  As at March 31, 2005, the Company was a venture issuer.

1.13

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended March 31, 2005.

1.14

Financial Instruments and Other Instruments

Current assets and liabilities

The Company's current financial instruments are comprised of cash and cash equivalents, accrued liabilities and both related and non-related accounts receivable and accounts payable.  Current financial instruments are recorded at cost.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

Non-current items

The Company has no non-current financial instruments.

1.15

Other MD& A Requirements

See the audited consolidated financial statements for the years ended March 31, 2005.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1

Additional Disclosure for Venture Issuers Without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2005

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of July 28, 2005, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at July 28, 2005

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

31,969,676 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates

356,600	0.10	September 29, 2005
724,000	0.15	April 26, 2007
1,219,300	0.54	December 18, 2008
600,000	0.30	October 6, 2009

Warrants Outstanding

There are 2,032,350 warrants outstanding at a price of $0.45, expiring on April 18. 2006.

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, FRANK A. LANG, President and Chief Executive Officer of CREAM MINERALS LTD., certify that:

1.

I have reviewed the annual filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of CREAM MINERALS LTD. (the issuer), for the period ending March 31, 2005.

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:  July 29, 2005

"Frank A. Lang"

Frank A. Lang

President and Chief Executive Officer

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, SHANNON M. ROSS, Chief Financial Officer of CREAM MINERALS LTD., certify that:

1.

I have reviewed the annual filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of CREAM MINERALS LTD. (the issuer), for the period ending March 31, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:  July 29, 2005

"Shannon M. Ross"

Shannon M. Ross

Chief Financial Officer